EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(Dollar amounts in thousands, except share per share data)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

1. Net income	$2,270	$1,968	$6,130	$5,251

2. Weighted average common shares outstanding	3,202,341	3,189,004	3,198,999	3,171,869

3. Common stock equivalents due to dilutive effect of stock options	40,925	22,773	43,108	38,071

4. Total weighted average common shares and equivalents outstanding	3,243,266	3,211,777	3,242,107	3,209,940

5. Basic earnings per share	$.71	$.62	$1.92	$1.66

6. Diluted earnings per share	$.70	$.61	$1.89	$1.64

Dilutive common share equivalents include the dilutive effect of in-the-money share-based awards, which are calculated based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of share-based awards, the amount of compensation expense, if any, for future service that the corporation has not yet recognized and the amount of estimated tax benefits that would be recorded in additional paid-in-capital when share- based awards are exercised, are assumed to be used to repurchase common stock in the current period. Options whose exercise price exceeds the average market price are considered antidultive and are excluded from the calculation. Antidilutive options are immaterial for all periods presented above.

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